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SECURI... ...ISSION
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04017031

SEC MAIL PROCESSING RECEIVED MAY 19 2004 WASH. D.C. 158 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian M. Prew & Assoc., Inc.

OFFICIAL USE ONLY
10438
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Front Street
(No. and Street)

Binghamton, (City) New York (State) 13905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(607) 723-5261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salvatore R. Peretore, CPA
(Name – *if individual, state last, first, middle name*)

111 Grant Ave., Suite 101, Endicott, New York 13760
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN M. PREW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian M. Prew & Assoc., Inc., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature], PRES.
Signature

Principal
Title

[signature]
Notary Public

SUZANNE M. BELL
No. 01BE6042404
Notary Public, State of New York
Qualified in Broome County
My Commission Expires 05/22/2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN M. PREW & ASSOCIATES, INC.

BINGHAMTON, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

BRIAN M. PREW & ASSOCIATES, INC.

MARCH 31, 2004

TABLE OF CONTENTS

Independent Auditor's Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Stockholder's Equity 4

Statement of Changes in Liabilities 5

Statement of Cash Flows 6

Notes to Financial Statements 7-12

Independent Auditor's Report 13

Scheduled I-IV 14-17

Supplemental Schedule – Other Expenses 18

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

May 5, 2004

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, NY 13905

We have audited the accompanying statement of financial condition of Brian M. Prew & Associates, Inc. as of March 31, 2004 and 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brian M. Prew & Associates, Inc. as of March 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com

(607) 785-4070
FAX (607) 785-4720

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

ASSETS	2004	2003
Current Assets		
Cash	$40,679	$32,669
Cash - Segregated Under Regulations	116,084	118,212
Accounts Receivable	47,142	66,831
Prepaid Pension	1,000	0
Marketable Securities - Investments at Market	462,709	467,338
Notes Receivable - Officer	23,231	23,231
Total Current Assets	690,845	708,281
Property and Equipment		
Property and Equipment	94,883	75,329
Less: Accumulated Depreciation	85,475	73,832
Net Property and Equipment	9,408	1,497
Other Assets	5,896	4,509
Total Assets	$ 706,149	$ 714,287

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 114,798	$ 119,163
Income Taxes Payable	1,989	3,332
Deferred Taxes Payable	4,892	29,842
Total Liabilities	121,679	152,337
Stockholders' Equity		
Common Stock - No Par, 200 Shares Authorized and 100 Issued and Outstanding	1,500	1,500
Retained Earnings	582,970	560,450
Total Liabilities and Stockholders' Equity	$ 706,149	$ 714,287

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

REVENUES	2004	2003
Revenue		
Commissions	$ 628,631	$ 601,113
Fees	167,780	162,693
Dividend	4,661	9,322
Short term capital gain	13,209	0
Interest Income	2,403	3,147
Total Revenue	$ 816,684	$ 776,275
EXPENSES		
Expenses		
Stockholder Compensation and Benefits	$ 600,000	$ 610,000
Employee Compensation and Benefits	34,253	43,677
Regulatory Fees and Benefits	1,852	903
Other Expenses	156,070	137,977
Total Expenses	792,175	792,557
Income Before Income Taxes	24,509	(16,282)
Provision for Income Taxes	1,989	2,242
Net Income	$ 22,520	$ (18,524)

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2002	$ 1,500	$ 578,974	$ 580,474
Net Income	0	(18,524)	(18,524)
Dividends	0	0	0
Balance, March 31, 2003	1,500	560,450	561,950
Net Income	0	22,520	22,520
Dividends	0	0	0
Balance, March 31, 2004	$ 1,500	$ 582,970	$ 584,470

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

Subordinated Liabilities at April 1, 2002	$	0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2003		0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2004	$	-

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
Cash Flows from Operating Activities		
Net Income Before Taxes	$ 23,765	$ (18,524)
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For)		
Depreciation	11,643	4,761
Changes in Operating Assets and Liabilities		
Marketable Securities	4,629	(33,951)
Prepaid Pension	(1,000)	0
Other Assets	(1,387)	(1,321)
Accounts Payable	(4,365)	113,003
Accrued Expenses	(27,538)	2,178
Accounts Receivable	19,689	35,179
Net Cash Provided By (Used For) Operating Activities	25,436	101,325
Cash Flows From Investing activities		
Purchase of Fixed Assets	(19,554)	(2,084)
Net Cash Used for Investing Activities	(19,554)	(2,084)
Net Increase (Decrease) in Cash	5,882	99,241
Cash - Beginning	150,881	51,640
Cash - Ending	$ 156,763	$ 150,881
Supplemental Cash Flow Disclosure:		
Cash Paid For:		
Taxes	$ 744	$ 2,242
Interest	$ -	$ -

See accountants' report and accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brian M. Prew & Associates, Inc. (the Company) is a regional securities broker/dealer (Series 26) registered with the Securities and Exchange Commission operating in the Greater Broome County area of Southern New York. The Company's principal operations are limited to the brokerage of mutual funds, variable annuities and insurance products.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial statements and the cash basis method of accounting for tax reporting purposes.

Securities Transactions

Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes for the statement of cash flows, the company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Marketable Securities-Investment

The Company's Investment account (Mutual Fund) is valued at market value for financial statement and tax reporting purposes. Income is included as dividend income; therefore no unrealized gain or loss is recognized.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Software costs, repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment and 15 to 31 years for leaseholds.

Income Taxes

Income tax expenses are calculated based on rates in effect at the fiscal year end.

NOTE 2 - CASH SEGREGATED UNDER REGULATIONS

Cash of $116,084 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission as of March 31, 2004.

NOTE 3 – PROPERTY AND EQUIPMENT

A schedule of property and equipment is as follows:

	2004	2003
Vehicle	$ 21,747	$ 21,747
Equipment & Furnishings	72,399	52,845
Leasehold Improvements	737	737
Total Property and Equipment	94,883	75,329
Less: Accumulated Depreciation	85,475	73,832
Net Property and Equipment	$ 9,408	$ 1,497
Depreciation Expense	11,643	$ 4,761

NOTE 4 – NOTES RECEIVABLE – STOCKHOLDER

The Company advanced monies to the sole stockholder, Brian M. Prew on a non-interest bearing, demand basis, totaling $23,231 and $23,231 as of March 31, 2004 and March 31, 2003, respectively. The accrued interest receivable as of March 31, 2003 and March 31, 2003 is $5,896 and $4,509, respectively and is included in other assets.

NOTE 5 – RETIREMENT PLANS

The Company maintains a Simplified Employee Pension Plan (SEPP) covering all of the eligible full time employees. Contributions were $40,000 and $40,000 for the fiscal year ending March 31, 2004 and 2003, respectively. Eligible employees are full time, age 21 or older and become fully vested after three years of service.

NOTE 6 – COMMITMENT TO RELATED PARTY TRANSACTIONS

The Company leases office space at 63 Front Street, Binghamton, New York from Brian M. Prew, principal stockholder. Currently, the lease provides for payments of $15,000 per year triple net and will be renewed annually. Rent expense was $ 15,000 for the year ending March 31, 2004.

NOTE 7 – OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various mutual fund transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell mutual funds at prevailing market prices to fulfill the customer's obligations.

The company does not engage in proprietary trading of volatile securities such as short options and futures as it is licensed solely to sell mutual funds.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which are generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of these contracts in which case the Company may have to purchase or sell mutual funds at prevailing market prices. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Brian M. Prew & Associates, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined. On March 31, 2003 Brian M. Prew & Associates, Inc's aggregate indebtedness and net capital were $121,679 and $520,984 respectively, a ratio of 0.234 to 1. The Company's required capital for this date was $32,185. A copy of our most recent annual report form X-17a-5 is available for examination and copying at the principal office of the firm in Binghamton, New York as well as the offices of the Securities and Exchange Commission in New York, N.Y.

NOTE 9 – INCOME TAXES

A summary of the Company's tax provision is as follows:

	2004	2003
Federal Tax:		
Current	$ 1,213	$ 0
Deferred	4,364	19,852
Total Federal Tax	5,577	19,852
State Tax:		
Current	744	1,294
Deferred	528	9,110
Total State Tax	1,213	10,404
TOTAL TAXES	$ 6,790	$ 30,256

NOTE 9 – INCOME TAXES (Continued)

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. In the opinion of companies' management any deferred tax asset or deferred tax liability resulting from timing differences is immaterial and therefore is not recorded in the financial statements.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of net operating losses from prior years.

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

May 5, 2004

To the Board of Directors
Brian M. Prew & Associates, Inc.
Binghamton, New York

We have audited the accompanying financial statements of Brian M. Prew & Associates, Inc. as of and for the year ended March 31, 2004 and 2003, and have issued our report thereon dated May 5, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com

(607) 785-4070
FAX (607) 785-4720

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2004

Net Capital Computation		
Total Stockholder's Equity	$ 584,470	
Total Stockholder's Equity Qualified for Net Capital		$ 584,470
Total Capital and Allowable Subordinated Liabilities, Deductions and/or charges:		584,470
Nonallowable Assets		
Advances Receivable	29,127	
Property and Equipment-net	9,408	
Total Deductions and/or charges		38,535
Net Capital Before Haircuts on Securities Positions		545,935
Exempted Securities		24,951
Net Capital		520,984
Computation of Aggregate Indebtedness:		
Items Included in the Statement of Financial Condition		
Accounts Payable	114,798	
Accrued Expenses	6,881	
Total Aggregate Indebtedness		121,679
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	9,693	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 32,185	
Excess Net Capital		$ 389,612
Excess Net Capital at 1000 Percent		$ 503,503
Ratio: Aggregate Indebtedness to Net Capital		0.234

See accountants' report and accompanying notes to financial statemetns.

SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)
FOR THE YEAR ENDED MARCH 31, 2004

	Audited	Unaudited	Increase (Decrease)
Accounts Receivable	47,143	66,831	(19,688)
A/D - Office Equipment	84,859	87,854	(2,995)
A/D - Leasehold Improvements	616	663	(47)
Accrued Interest Receivable	5,896	4,509	1,387
Accounts Payable	114,798	113,536	1,262
Deferred & Income Taxes Payable	6,881	31,936	(25,055)
Interest Income - Officer Note	2,403	1,016	1,387
Depreciation Expense	11,463	15,492	(4,029)

The above adjustments were made for the following reasons:

Accounts Receivable	To record commission earned in March, 2004 received in April, 2004
Accumulated Depreciation	To adjust client books to depreciation schedule
Accrued Interest Receivable	To record accrued interest on Officer Note Receivable
Accounts Payable	To record March, 2004 payables paid in April, 2004
Deferred Taxes Payable	To record the cash tax basis versus accrued financial basis
Interest Income	To record accrued interest on Officer Note Receivable
Depreciation Expense	To adjust client books to depreciation schedule

No other material differences exist pursuant to Rule 17a-5(d) (4) in relation to Rule 15c3-1

See accountants' report and accompanying notes to financial statements.

SCHEDULE III

EXEMPTIVE PROVISION UNDER RULE 15c3-3

MARCH 31, 2004

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) – Limited business (mutual funds) ______

B. (k) (2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained ______

C. (k) (2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______________________________ ______

D. (k) (3) – Exempted by order of the Commission ______

See accountants' report and accompanying notes to financial statements.

SCHEDULE IV

REPORT ON ANY MATERIAL INADEQUACIES

MARCH 31, 2004

No material inadequacies existed or were found to have existed since the date of the previous audit at March 31, 2004.

See accountants' report and accompanying notes to financial statements.

SUPPLEMENTAL SCHEDULE

OTHER EXPENSES

Postage and delivery	$ 3,092
Rent	15,000
Corporate Insurance	1,021
Supplies & Office Supplies	6,267
Phone & Utilities	9,404
Auto	6,424
Equipment & Maintenance	969
Dues & Publications	2,867
Travel, entertainment & reimbursements	1,232
Payroll Taxes	14,155
Advertising	12,132
Contributions	350
Real Property Taxes	4,758
Bank Fees	195
Computer expense/Supplies	8,953
Depreciation	11,643
Legal & Accounting fees	15,493
Medical Reimbursement Plan	26,245
Adjustment to Commissions	3,398
Repair & Maintenance	7,203
Sales Promotion	2,290
Continuing Education	179
Temporary Help	2,377
Miscellaneous	423
Total	$ 156,070

See accountant's report annd accompanying notes to financial statements.